EXHIBIT 99.1

Company Contact: Katia Fontana Vice President and Chief Financial Officer (514) 397-2592 For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP INC. REPORTS FISCAL 2025 RESULTS

Montreal, Quebec. July 25, 2025 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the fiscal year ended March 29, 2025.

Highlights

All figures presented herein are in Canadian dollars.

For the fiscal year ended March 29, 2025 (“fiscal 2025”), the Company reported net sales of $177.8 million, a decrease of $7.5 million or 4.0%, from the comparable fiscal year ended March 30, 2024 (“fiscal 2024”). Comparable store sales for fiscal 2025 decreased by 3.4% compared to the corresponding period in fiscal 2024. The decrease in net sales and comparable store sales is mainly due to lower sales of branded jewelry due to the exit of a jewelry brand from two stores. When excluding the third-party jewelry brand movement, the comparable store sales increased by 6.9%, mainly driven by timepiece sales. The Company reported gross profit of $66.3 million, or 37.3% of net sales, compared to $73.6 million, or 39.7% of net sales in fiscal 2024, due to lower sales volume resulting from the exit of a jewelry brand from two stores. Gross profit as a percentage of sales for fiscal 2025 was 37.3%, a decrease of 240 basis points from the gross profit as a percentage of sales of 39.7% for fiscal 2024 as a result of the sales mix with decreased sales from third-party branded jewelry, as well as a foreign exchange loss.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “Although our net sales and comparable store sales for fiscal 2025 are lower than fiscal 2024, when excluding the effect of third-party jewelry brand movement, comparable store sales are positive year-over-year, as a result of a strong retail performance and product offering particularly in our third-party branded timepieces. In fiscal 2025, we opened two new stores under the TimeVallée and Birks brands and continued to benefit from the fiscal 2024 renovations in our Chinook and Laval locations. These initiatives along with our recent announcement of the acquisition of the watch and jewelry business of European Boutique will continue to generate greater sales and contribute to improve our results. ”

Mr. Bédos further commented: “I would like to thank our teams for their tireless efforts. The results achieved in fiscal 2025 are a testament to our commitment to our customers and I am grateful for the unwavering efforts of all our employees and the implementation of various initiatives during this past year to enhance our product offering and customer experience.”

Financial overview for the fiscal year ended March 29, 2025:

•

Total net sales for fiscal 2025 were $177.8 million compared to $185.3 million in fiscal 2024, a decrease of $7.5 million, or 4.0%. The decrease in net sales in fiscal 2025 was primarily driven by the results of the Company’s retail channel. Net retail sales in fiscal 2025 were $7.3 million lower than fiscal 2024, primarily due to the decrease in third-party branded jewelry sales, following the exit of a jewelry brand from two stores, partially offset by an increase in branded timepiece sales throughout the retail network;

•

Comparable store sales decreased by 3.4% in fiscal 2025 compared to fiscal 2024 mainly due to lower third-party branded jewelry sales following the exit of a jewelry brand from two stores, partially offset by an increase in third-party branded timepiece sales and an increase in average sales transaction value. When excluding the third-party jewelry brand movement, the comparable store sales increased by 6.9%, mainly driven by timepiece sales;

•

Total gross profit for fiscal 2025 was $66.3 million, or 37.3% of net sales, compared to $73.6 million, or 39.7% of net sales, in fiscal 2024. This decrease in gross profit was primarily due to the decreased sales volume experienced during fiscal 2025, due to third-party branded jewelry sales following the exit of a jewelry brand from two stores, and a foreign exchange loss due to the strengthening of the U.S. dollar, partially offset by the increased sales of third-party branded timepieces. The decrease of 240 basis points in gross margin percentage resulted primarily from the sales mix with decreased sales from third-party branded jewelry, as well as a foreign exchange loss, partially offset by an increase in branded timepiece sales;

•

SG&A expenses in fiscal 2025 were $59.5 million, or 33.5% of net sales, compared to $65.7 million, or 35.5% of net sales, in fiscal 2024, a decrease of $6.2 million. The main drivers of the decrease in SG&A expenses in fiscal 2025 include lower occupancy costs ($2.7 million) mainly due to store closures and store lease modifications, lower marketing costs ($2.3 million) mainly due to lower brand development initiatives, lower compensation costs ($0.5 million) mainly due to lower sales volume and head count reductions, lower general operating costs ($0.4 million) and lower non-cash based compensation expense ($0.3 million) mainly due to fluctuations in the Company’s stock price during the fiscal year. As a percentage of sales, SG&A expenses in fiscal 2025 decreased by 200 basis points as compared to fiscal 2024, reflecting the Company’s focus on cost management and containment;

•	The Company’s adjusted EBITDA(1) for fiscal 2025 was $9.2 million, a decrease of $0.8 million, compared to adjusted EBITDA(1) of $10.0 million for fiscal 2024;

•

The Company’s reported operating loss for fiscal 2025 was $5.5 million, a decrease of $6.7 million, compared to a reported operating income of $1.2 million for fiscal 2024. The operating loss in fiscal 2025 includes an impairment of long-lived assets of $4.6 million related to the write-down of capitalized software costs associated with the delay in completing the implementation of the Company’s ERP system;

•

The Company’s recognized interest and other financing costs were $9.7 million in fiscal 2025, an increase of $1.7 million, compared to recognized interest and other financing costs of $8.0 million in fiscal 2024. This increase is mainly due to an increase in the average amount outstanding on the amended credit facility, additional borrowings, and a foreign exchange loss of $1.0 million in fiscal 2025 versus a foreign exchange gain of $0.2 million in fiscal 2024 on our U.S. dollar denominated debt;

•	The Company recognized a net loss for fiscal 2025 of $12.8 million, or $0.66 per share, compared to a net loss for fiscal 2024 of $4.6 million, or $0.24 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 17 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, four retail locations in Toronto under the European Boutique brand, one retail location in Toronto under the Omega brand and one retail location in Toronto under the Montblanc brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision-making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including “EBITDA” and “Adjusted EBITDA”.

EBITDA

“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

EBITDA & Adjusted EBITDA

(in thousands)

	For the fiscal year ended
	March 29, 2025	March 30, 2024
Net income (loss) (GAAP measure)	$(12,819)	$(4,631)
as a % of net sales	-7.2%	-2.5%
Add the impact of:
Interest expense and other financing costs	9,712	8,007
Depreciation and amortization	7,733	6,639

EBITDA (non-GAAP measure)	$4,626	$10,015

as a % of net sales	2.6%	5.4%
Add the impact of:
Impairment of long-lived assets (a)	4,592	—

Adjusted EBITDA (non-GAAP measure)	$9,218	$10,015

as a % of net sales	5.2%	5.4%

(a)	Non-cash impairment of long-lived assets in fiscal 2025 related to certain software costs associated with the delay in completing the implementation of the Company’s ERP system.

Forward Looking Statements

This press release contains forward- looking statements which can be identified, for example, by their use of words such as “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, generation of shareholder value, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) a decline in consumer spending or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S. and the influence of inflation on consumer spending, which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales as well as the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vi) the Company’s ability to execute its strategic vision; and (vii) the Company’s ability to invest in and finance capital expenditures; (viii) the Company’s ability to maintain its listing on the NYSE American exchange or to list its shares on another national securities exchange; and (ix) the Company’s ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2025 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Year Ended
	March 29, 2025	March 30, 2024
Net sales	$177,807	$185,275
Cost of sales	111,499	111,720

Gross profit	66,308	73,555
Selling, general and administrative expenses	59,518	65,705
Depreciation and amortization	7,733	6,639
Impairment of long-lived assets	4,592	—

Total operating expenses	71,843	72,344
Operating income (loss)	(5,535)	1,211
Interest and other financial costs	9,712	8,007

Income (loss) before taxes and equity in earnings of joint venture	(15,247)	(6,796)

Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes of $0.9 million ($0.8 million in fiscal 2024)	2,428	2,165

Net (loss) income, net of tax	$(12,819)	$(4,631)

Weighted average common shares outstanding:
Basic	19,357	19,058
Diluted	19,357	19,058
Net (loss) income per common share:
Basic	$(0.66)	$(0.24)
Diluted	(0.66)	(0.24)

BIRKS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	March 29, 2025	March 30, 2024
Assets
Current Assets
Cash and cash equivalents	$1,509	$1,783
Accounts receivable and other receivables	6,608	8,455
Inventories	116,277	99,067
Prepaids and other current assets	2,072	2,913

Total current assets	126,466	112,218

Long-term receivables	1,084	1,571
Equity investment in joint venture	5,169	4,122
Property and equipment	25,380	25,717
Operating lease right-of-use asset	34,964	51,753
Intangible assets and other assets	3,017	7,887

Total non-current assets	69,614	91,050

Total assets	$196,080	$203,268

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities
Bank indebtedness	$73,630	$63,372
Accounts payable	58,114	43,011
Accrued liabilities	6,053	6,112
Current portion of long-term debt	4,860	4,352
Current portion of operating lease liabilities	6,929	6,430

Total current liabilities	149,586	123,277

Long-term debt	21,374	22,587
Long-term portion of operating lease liabilities	38,629	59,881
Other long-term liabilities	4,502	2,672

Total long-term liabilities	64,505	85,140

Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,876,717 (11,447,999 as of March 30, 2024)	42,854	40,725
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,719	21,825
Accumulated deficit	(138,295)	(125,476)
Accumulated other comprehensive income (loss)	(44)	22

Total stockholders’ equity (deficiency)	(18,011)	(5,149)

Total liabilities and stockholders’ equity (deficiency)	$196,080	$203,268